Exhibit (k)(4)

AMENDED AND RESTATED EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT

POMONA INVESTMENT FUND

THIS AMENDED AND RESTATED AGREEMENT is hereby made as of the May 24, 2016 (the “Agreement”) between Pomona Investment Fund, a Delaware statutory trust (the “Fund”), and Pomona Management, LLC., a Delaware limited liability company (the “Adviser”).

WHEREAS, the Adviser has been appointed the investment adviser of the Fund pursuant to an Investment Advisory Agreement, by and between the Fund and the Adviser (the “Advisory Agreement”); and

WHEREAS, the Fund and the Adviser desire to enter into the arrangements described herein relating to certain expenses of the Fund;

NOW, THEREFORE, the Fund and the Adviser hereby agree as follows:

1.	Expense Limitation. For the period beginning on the date of this Agreement through August 1, 2017 (the “Limitation Period”), subject to the terms hereof, the Adviser agrees to limit the amount of the Fund’s aggregate quarterly ordinary operating expenses for each share class (the “Aggregate Quarterly Ordinary Operating Expenses”), excluding certain “Specified Expenses” listed below, borne by the Fund during the Limitation Period, to an amount not to exceed 0.50% on an annualized basis of the Fund’s quarter-end net assets (the “Expense Limitation”). For the avoidance of doubt, the Fund’s Aggregate Quarterly Ordinary Operating Expenses shall include such amounts deemed to be organizational or offering expenses to the extent permissible. In any quarter, the Adviser shall forego an amount of its management fee and/or its administrative fee, pay, absorb and/or reimburse the Fund for Aggregate Quarterly Ordinary Operating Expenses over the Expense Limitation for the fiscal quarter in which such expenses exceed the Expense Limitation. For purposes of this Agreement, the quarter-end value of the Fund’s net assets will be determined in a manner consistent with the Fund’s Prospectus.

2.	Specified Expenses. “Specified Expenses” that are not covered by the Expense Limitation include: (i) the Management Fee; (ii) all fees and expenses of Investment Funds (as such term is used in the Fund’s Prospectus), and direct investments in which the Fund invests (including all acquired fund fees and expenses); (iii) transactional costs, including legal costs and brokerage commissions, associated with the acquisition, disposition and sustenance of primary and secondary investments in Investment Funds, direct investments, exchange traded funds (“ETFs”), and other investments; (iv) interest payments incurred on borrowing by the Fund; (v) fees and expenses incurred in connection with any credit facility, if any, obtained by the Fund; (vi) the Administration Fee; (vii) the Distribution and Servicing Fee or Shareholder Servicing Fee, as applicable; (viii) taxes; and (ix) extraordinary expenses (expenses resulting from events and transactions that are distinguished by their unusual nature and by the infrequency of their occurrence).

3.	Term. This Agreement shall become effective on the date of this Agreement and, unless terminated as provided herein, shall continue in effect through August 1, 2017. Thereafter, this Agreement shall continue in effect for successive 12-month periods; unless the Adviser or the Board of Directors of the Fund provides written notice of termination at least ninety (90) days prior to the start of the next term. This Agreement will terminate automatically in the event of the termination of the Advisory Agreement between the Adviser unless a new investment advisory agreement with the Adviser (or with an affiliate under common control with the Adviser) becomes effective upon such termination. This Agreement may be renewed by the mutual agreement of the Adviser and the Fund.

4.	Excess Expenses. In consideration of the Adviser’s agreement as provided herein, the Fund agrees to carry forward the amount of the foregone fees and Aggregate Quarterly Ordinary Operating Expenses paid, absorbed or reimbursed by the Adviser (the “Excess Expenses”), for a period not to exceed three years from the end of the fiscal quarter in which such fees are foregone or expense is incurred by the Adviser (the “Recoupment Period”). The Adviser shall be entitled to recoup from the Fund the amount of such Excess Expenses during the Recoupment Period to the extent that such recoupment does not cause the Fund’s Aggregate Quarterly Ordinary Operating Expenses to exceed the Expense Limitation for that quarter. Any payment by the Adviser to the Fund pursuant to the foregoing sentence shall be subject to later recoupment by the Adviser in accordance with this Section 4. Amounts recouped shall be allocated to the oldest recoupable amounts during the Recoupment Period until finally recouped, and thereafter to the next oldest recoupment amounts.

The Adviser’s obligations under this Section 4 shall survive termination of this Agreement.

5.	Entire Agreement; Amendment. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof, and supersedes all prior agreements between the parties hereto relating to the matters contained herein and may not be modified, waived or terminated orally and may only be amended by an agreement in writing signed by the parties hereto.

6.	Construction and Forum. This Agreement shall be governed by the laws of the State of Delaware, without regard to its conflicts of law principles. Each of the parties hereto irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any Delaware State court or Federal court of the United States of America sitting in Delaware, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, and each of the parties hereto irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such Delaware State court or, to the extent permitted by law, in such Federal court.

7.	Counterparts. This Agreement may be executed in any number of separate counterparts, each of which shall be deemed an original, but the several counterparts shall together constitute but one and the same agreement of the parties hereto.

8.	Severability. If any one or more of the covenants, agreements, provisions or texts of this Agreement shall be held invalid, then such covenants, agreements, provisions or terms shall be deemed severable from the remaining covenants, agreements, provisions or terms of this Agreement and shall in no way affect the validity or enforceability of the other provisions of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

Pomona management, llc

By:	/s/ Frances Janis
	Name:	Francis Janis
	Title:	Vice President and Secretary

POMONA INVESTMENT FUND

By:	/s/ Ryan Levitt
	Name:	Ryan Levitt
	Title:	Vice President

[Signature Page to Amended and Restated Expense Limitation and Reimbursement Agreement of Pomona Investment Fund]